June 6, 2025

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Catalyst/Perini Strategic Income Fund (File Nos. 333-276546 and 811-23928)

Dear Sir/Madam:

On behalf of Catalyst/Perini Strategic Income Fund (the “Fund”), we hereby submit, via electronic filing, a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”). The Proxy Statement relates to a special meeting of the Fund’s shareholders to consider the approval of a change to the Fund’s fundamental policy with respect to certain investment limitations.

If you have any questions or comments related to this filing, please contact me at (614) 469-3215.

Very truly yours,

/s/ Zeynep D. Kart

Zeynep D. Kart

Zeynep.Kart@ThompsonHine.com           Direct: 614.469.3215